

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

<u>Via Email</u>
Louise M. Parent, Esq.
Executive Vice President and General Counsel
American Express Company
200 Vesey Street
New York, New York 10285

> **Re:** **American Express Receivables Financing Corporation VIII LLC**
> **American Express Issuance Trust II**
> **Registration Statement on Form S-3**
> **Filed December 14, 2012**
> **File Nos. 333-185503 and -01**

Dear Ms. Parent:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Supplement</u>

<u>Cover Page</u>

1. Please disclose the aggregate principal amount of all securities offered. Refer to Item 1102(e) of Regulation AB.

2. We note that on page S-7 of the prospectus supplement, you contemplate including various forms of credit enhancement other than subordination in bracketed language. On the cover page, please include bracketed language which briefly describes the credit enhancement or other support for the transaction that is contemplated on page S-7. Refer to Item 1102(h) of Regulation AB.

The Issuing Entity's Assets, page S-2

3. Please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Letter of Credit, Cash Collateral Guaranty or Account, Surety Bond or Insurance Policy, Derivative Agreement, Supplemental Credit Enhancement Agreement, Supplemental Liquidity Agreement, page S-7

4. Please add bracketed language in an appropriate section in the prospectus supplement to clarify that you will provide the descriptive and financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Reallocated Finance Charge Collections, page S-9

5. Please identify any outstanding series or classes of securities that are backed by the same asset pool or otherwise have claims on the pool assets in the summary. In addition, state if additional series or classes of securities may be issued that are backed by the same asset pool and briefly identify the circumstances under which those additional securities may be issued. Specify if security holder approval is necessary for such issuances and if security holders will receive notice of such issuances. Refer to Item 1103(a)(4) of Regulation AB.

Fees and Expenses Payable from Collections, page S-12

6. We could not locate a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Please note that this table should disclose all administrative fees and expenses, including, but not limited to the trustees' fees, even if those fees and expenses are allocated and paid before the applicable series' share of finance charge collections is calculated. Refer to Item 1113(c). Also, please add this section to the table of contents.

Repurchases and Replacements, page S-18

7. We note your disclosure that in the past year, no receivables in the trust were subject of a demand for reassignment or repurchase for breach of representations or warranties. However, please provide reassignment and repurchase history concerning all assets securitized by the sponsor, as required by Item 1104(e) of Regulation AB and Rule 15Ga-1(a), for the relevant time period. Furthermore, we note your reference to the Form ABS-15G covering the receivables of the trust, however, please provide a reference to the most recent Form ABS-15G filed by the securitizer and disclose the SIK number of the securitizer.

Average Receivables Delinquent as a Percentage of the Trust Portfolio, page A-II-10

8. We note that the trust portfolio may include delinquent assets. Please note that delinquent assets cannot constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date or asset-backed securities registered on Form S-3. Please confirm that delinquent assets will not constitute 20% or more of the trust portfolio or advise.

Base Prospectus

Groups, page 13

9. We note that a series of notes may be included in one or more groups of series that share principal collections or finance charge collections. We also note your Annex I to the prospectus supplement. It is unclear to us whether your references to "Group A" and "Group B" in Annex I refer to all the types of groups you describe on page 13 and elsewhere in the prospectus. Please revise to clarify here and in Annex I.

Note Ratings, page 14

10. Please confirm that the asset-backed securities offered to the public will be investment grade securities as defined in General Instruction I.B.2 to Form S-3. See General Instruction I.B.5.(a)(i) to Form S-3.

Transaction Parties, page 37

11. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Interest, page 52

12. We note that your descriptions of the indices which may determine the interest rates paid on a series, class or tranche of floating rate notes states that "the interest rate index or other formula on which the interest payment is based will be specified in the related prospectus supplement." We view this as a catch-all. Instead, specifically disclose the various indices that may be used to determine interest payments. Refer to Item 1113(a)(3) of Regulation AB.

Sources of Funds to Pay the Notes, page 64

13. We note that the charge receivables described in this section were or will be originated by affiliates of Centurion or FSB. Please confirm that you will disclose the name of each affiliate expected to originate 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB.

14. Furthermore, please confirm that you will disclose each affiliate entity's origination program if such entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

Addition of Assets, page 71

15. Please confirm that you will separately register any collateral certificates that are included in the issuance trust, and identify the sponsor or depositor as the issuer and underwriter of the collateral certificate. Refer to Section III.A.6. of the Regulation AB Adopting Release (Release No. 33-8518), Item 1100(d) of Regulation AB and Rule 190(c) under the Securities Act.

Forward-Looking Statements, page 114

16. Please delete your disclosure regarding forward-looking statements as the provisions to do not apply to you at this time.

Item 17. Undertakings, page II-6

17. Please delete undertaking (e) given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through a Web site, including but not necessarily limited to page 114 of the Base Prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine Bancroft
Senior Special Counsel